Exhibit 99.15

PRESS RELEASE

« More Energy, Less Emissions »

TotalEnergies publishes its
Sustainability & Climate 2026 Progress Report

Paris, March 26, 2026 – TotalEnergies publishes today its Sustainability & Climate – 2026 Progress Report, which presents the progress achieved in the implementation of its 2025 transition strategy, notably regarding Company’s emissions reduction This report supplements the sustainability report that will be integrated into the Universal Registration Document in application of the CSRD1.

Regarding its first growth pillar, Oil & Gas, the Company continues to pursue responsible investment in low-emissions and low breakeven oil and gas projects that support competitive production, whose carbon intensity has further decreased in 2025:

-	Operated[2] methane emissions (100%3) have been reduced in 2025 by 65% compared to 2020, the Company exceeding its reduction target of 60%, ahead of its trajectory to reach a 80% reduction by 2030.
-	Operated[2] Scope 1+2 emissions (100%3) totaled 33.1 Mt in 2025, vs 46 Mt in 2015, outperforming the initial target of 37 Mt for the year.
-	Greenhouse gas emissions from operated oil & gas facilities (Scope 1+2 – 100%3) decreased by 38% versus 2015.
-	New projects commissioned in Brazil and the United States in 2025 contributed to reduce the average emissions intensity (Scope 1+2) to below 16 kg CO2e/boe, establishing a new benchmark for future Company’s projects (versus less than 17 kg CO2e/boe in 2025).

On its second growth pillar, Integrated Power, the Company’s net electricity production reached 48 TWh in 2025, equivalent to approximately 10% of the Company’s hydrocarbon output. This growth contributed to a 18.6% reduction in the lifecycle carbon intensity of energy products sold by the Company in 2025 compared with 2015, exceeding the –17% target set for the year.

These results underscore once again the robustness of the Company’s integrated multi-energy model and confirm the relevance of a strategy designed to combine growth in the energy supply, competitiveness, and emissions reduction.

Report presentation at 2:00 PM (Paris time)

The Sustainability & Climate – 2026 Progress Report will be presented online today by Mr. Aurélien Hamelle, President Strategy & Sustainability. The presentation will be followed by a Q&A session. The event will be webcast on the totalenergies.com website from 2:00 PM (Paris time). The presentation and the report will be available on the website.

1 Corporate Sustainability Reporting Directive

2 Operated perimeter: Activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e., has the responsibility of the conduct of operations on behalf of all its partners.

3 For the operated perimeter, the indicators are reported 100%, regardless of the Company’s equity interest in the asset.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relation: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations : +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).